UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Velti plc
(Name of Issuer)

Ordinary Shares, nominal value £0.05
(Title of Class of Securities)

G93285107
(CUSIP Number)

December 31, 2012
(Date of Event with Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐     Rule 13d-1(c)
☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93285107

1.	NAMES OF REPORTING PERSONS Alex Moukas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,793,148 ordinary shares (1)(2)
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER 3,793,148 ordinary shares (1)(2)
	8.	SHARED DISPOSITIVE POWER
0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,793,148 ordinary shares (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY MOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON IN

(1) Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the “Decision”) Mr. Moukas has been ordered to deliver 131,503 ordinary shares to two individuals (the “Claimants”) in connection with a dispute between certain directors of Velti plc, including Mr. Moukas, and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that Mr. Moukas may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce Mr. Moukas’ shareholdings in Velti plc. The holdings of Mr. Moukas, reflected above, include the shares subject to the Decision.
(2) Includes 26,075 deferred shares vesting and 377,535 option shares exercisable within 60 days of December 31, 2012.

Item 1.

(a)	Name of Issuer:

Velti plc

(b)	Address of Issuer’s Principal Executive Offices:

First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland

Item 2.

(a)	Name of Person Filing:

The name of the Reporting Person is Alex Moukas.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the Reporting Person is First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

(c)	Citizenship:

The Reporting Person is a citizen of Greece.

(d)	Title of Class of Securities:

Ordinary shares, nominal value £0.05

(e)    CUSIP Number:

G93285107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)    ☐    Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)    ☐    Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

3,793,148 (1)(2)

(b)	Percentage of Class:

5.8%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
3,793,148 (1)(2)

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:
3,793,148 (1)(2)

(iv)	Shared power to dispose or to direct the disposition of:
0

(1) Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Mr. Moukas has been ordered to deliver 131,503 ordinary shares to two individuals (the "Claimants") in connection with a dispute between certain directors of Velti plc, including Mr. Moukas, and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that Mr. Moukas may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce Mr. Moukas’ shareholdings in Velti plc. The holdings of Mr. Moukas, reflected above, include the shares subject to the Decision.
(2) Includes 26,075 deferred shares vesting and 377,535 option shares exercisable within 60 days of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class.
No.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

/s/ Alex Moukas
Alex Moukas